UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 3, 2023

LEO HOLDINGS CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39865)	98-1574497
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas	NA
(Address of principal executive offices)	(Zip Code)

(310) 800-1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-quarter of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LHC	The New York Stock Exchange
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K, and incorporated into this Item 7.01 by reference, is an investor presentation being used in connection with the proposed business combination (the “Business Combination”), between Leo Holdings Corp. II, a Cayman Islands exempted company (“Leo” or the “Company”), and World View Enterprises, Inc., a Delaware corporation (“World View”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Notice Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in Current Report on Form 8-K, including regarding World View’s proposed Business Combination with Leo, Leo’s ability to consummate the proposed transactions, the value of the combined entity, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, estimated development timeline and process, expected approvals from regulators and related timing, plans and objectives of management, World View’s ability to create unique insights and data sets, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding customer demand and the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in these communications, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks associated with the fact that the market for remote sensing with stratospheric balloons is not well established; the risk related to the World View’s limited history of operating at current scale and under current growth strategy; the risk related to the capital intensive nature of the World View’s business; the ability of the World View to attract new customers or retain existing customers; the impact of the COVID-19 pandemic on the World View’s concentration; the risks associated with the World View’s backlog that may not result in actual revenue; the risks associated with incorrectly forecasting flight demand; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; material weaknesses in the World View’s internal control over financial reporting; risks associated with the hazards and operational risks that World View’s business is subject to; risks associated with increasing competition from commercial entities and governments in the World View’s market; and risks associated with the extensive laws and regulations World View’s services and products are subject to.

The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Additional Information

The Company intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of the Company, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about the Company and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors

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and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated February 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRLdocument)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2023	LEO HOLDINGS CORP. II

	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer

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A NEW WORLD VIEW INVESTOR PRESENTATION FEBRUARY 2023 Exhibit 99.1

DISCLAIMERS (1/2) This presentation and any accompanying oral presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between World View Enterprises Inc. (“Target” or “World View”) and Leo Holdings Corp. II (the “SPAC”, “Leo” or “LHC”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Leo, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Target or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Leo and the Target reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Leo nor Target has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Leo, Target or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Target or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Target and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this Presentation, regarding Leo's proposed acquisition of Target, Leo's ability to consummate the proposed transactions, the benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, demand for products and services, use cases for products and services, anticipated business model and future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, plans and objectives of management, and among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Target’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: the inability of the parties to successfully or timely consummate the Potential Business Combination; the risk that the Potential Business Combination may not be completed by Leo's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Leo; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Target; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the inability to complete the PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; risks associated with the fact that the market for remote sensing with stratospheric balloons is not well established; the risk related to the Target’s limited history of operating at current scale and under current growth strategy; the risk related to the capital intensive nature of the Target’s business; the ability of the Target to attract new customers or retain existing customers; the impact of the COVID-19 pandemic on the Target’s concentration; the risks associated with the Target’s backlog that may not result in actual revenue; the risks associated with incorrectly forecasting flight demand; risks associated with Target’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; material weaknesses in the Target’s internal control over financial reporting; risks associated with the hazards and operational risks that Target’s business is subject to; risks associated with increasing competition from commercial entities and governments in the Target’s market; risks associated with the extensive laws and regulations Target’s services and products are subject to. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors, the risk factors on pages 4 and 5 of this Presentation and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo's registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Leo nor Target presently know or that Leo and Target currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo's and Target’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Leo and Target anticipate that subsequent events and developments will cause Leo's and Target’s assessments to change. However, while Leo and Target may elect to update these forward-looking statements at some point in the future, Leo and Target specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing Leo's and Target’s assessments as of any date subsequent to the date of this Presentation. Neither Leo nor Target gives any assurance that either Leo or Target, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events. |

| DISCLAIMERS (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Leo and Target assume no obligation to update the information in this presentation. Further, the financials contained herein were prepared by Target in accordance with private company AICPA standards. Target is currently in the process of uplifting its financials to comply with public company and SEC requirements. Trademarks Leo and Target own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Leo or Target, or an endorsement or sponsorship by or of Leo or Target. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Leo or Target will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Use of Projections The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Leo's and Target’s control. While all projections, estimates and targets are necessarily speculative, Leo and Target believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to diﬀer materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Leo and Target, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Leo or Target with the SEC. Some of the financial information and data contained in this Presentation, such as adjusted EBITDA, free cash flow and CAGR, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP. World View is not providing a reconciliation of its projected Adjusted EBITDA for the 2022 to 2025 fiscal years to the most directly comparable measures prepared in accordance with GAAP because World View is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. For the same reasons, World View is unable to address the probable significance of the unavailable information, which could be material to future results. You should review World View's audited financial statements, which will be included in the proxy statement/registration statement relating to the potential business combination. Leo and Target believe these non-GAAP measures of financial results including on a forward-looking basis provide useful information to management and investors regarding certain financial and business trends relating to Target’s financial condition and results of operations. Target’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Leo and Target believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Target’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Leo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures diﬀerently, or may use other measures to calculate their financial performance, and therefore Target’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the footnotes on the slides where these measures are discussed for certain definitions of these non-GAAP measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Target is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reason, the Target is unable to address the probable significance of the unavailable information, which could be material to future results. Important Information for Investors and Stockholders Leo and Target and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo's shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of Leo's directors and officers in Leo's filings with the SEC, including Leo's registration statement on Form S-1, which was originally filed with the SEC on October 26, 2020. To the extent that holdings of Leo's securities have changed from the amounts reported in Leo's registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Leo's shareholders in connection with the Potential Business Combination will be set forth in the proxy statement/prospectus on Form S-4 for the Potential Business Combination, which is expected to be filed by Leo with the SEC. This Presentation is not a substitute for the registration statement or for any other document that Leo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Leo through the website maintained by the SEC at http://www.sec.gov. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RISK FACTORS (1/2) Risks Related to World View’s Business, Industry and Economic Condition We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability We have a limited history of operating at our current scale and under our current growth strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected growth plans and operating results in the future The market for remote sensing with stratospheric balloons is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected Our business is capital intensive and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate and grow our business If we are unable to attract new customers or retain existing customers, our revenue growth and results of operations will be adversely affected The COVID-19 pandemic has and could continue to have a material adverse effect on our business, cash flows and results of operations Global economic uncertainty, changes in geopolitical conditions and weakening product demand caused by political instability, changes in trade agreements and disputes, such as the conflict between Russia and Ukraine and other macroeconomic factors, could adversely affect our business and results of operations We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our backlog, revenues, and accounts receivable Amounts included in our backlog may not result in actual revenue or translate into profits and may be subject to cancellation and unexpected adjustments which makes our backlog an uncertain indicator of future operating results If we fail to adequately forecast flight demand relative to our raw material and supply needs, we could incur additional costs and decreased margins, which could negatively impact our business and results of operations We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our flight orders in a timely manner or increase our operating costs We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements, and have other adverse consequences Our independent auditors have expressed substantial doubt about our ability to continue as a going concern We are subject to many hazards and operational risks that can disrupt our business, interruptions or disruptions in service at our sole operating facility, Spaceport Tucson, which could have a material adverse effect on our business, financial condition and results of operations A significant portion of our management team has limited experience managing a public company Technological developments or other changes in our industry could render our stratospheric balloons and related equipment less competitive or obsolete, which may seriously harm our business If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer Uncertain global macroeconomic and geopolitical conditions could materially adversely affect our results of operations and financial condition We are subject to risks and uncertainties associated with international operations, which may harm our business Adverse publicity stemming from any incident involving us or potential competitors could have a material adverse effect on our business, financial condition and results of operations There is increasing competition from commercial entities and governments in our markets, and if we do not compete effectively, our business, financial condition and results of operations could be harmed Catastrophic events, including crashes, accidents, or natural disasters, may disrupt our business The release, unplanned ignition, explosion, or improper handling of dangerous materials used in our business could disrupt our operations and adversely affect our financial results Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us Risks Related to World View’s Intellectual Property and Information Technology Systems If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future Interruption or failure of our infrastructure, or loss of our data storage, could hurt our ability to perform our daily operations effectively and provide our products and services, which could damage our reputation and harm our operating results Cyber-attacks and other security breaches could have an adverse effect on our business, harm our reputation and expose us to liability. Cybersecurity incidents could disrupt our business or result in the loss of critical and confidential or classified information |

| RISK FACTORS (2/2) Risks Related to World View’s Legal and Regulatory Matters We are subject to a wide variety of extensive and evolving government laws and regulations relating to various aspects of our business, including with respect to our stratospheric balloon flight system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Failure to comply with such laws and regulations could have a material adverse effect on our business Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change or uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, negative publicity, or other harm to our business Investments in us have been and may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors Our business could suffer as a result of tariffs and trade sanctions or similar actions We may become involved in litigation that may materially adversely affect us We are subject to environmental regulation and may incur substantial costs Risks Related to Owning the Combined Company’s Stock Following the closing of the potential business combination, an active trading market for the combined company’s common stock may not be available on a consistent basis to provide shareholders with adequate liquidity. The share price may be extremely volatile and shareholders could lose a significant part of their investment Sales of a substantial number of shares of the combined company’s common stock in the public market by existing shareholders could cause the combined company’s share price to decline After the closing of the potential business combination, a significant number of the combined company’s common stock will be subject to issuance upon exercise of outstanding warrants, which may result in dilution to the combined company’s shareholders The combined company’s common stock may fail to meet the initial listing standards of the New York Stock Exchange (“NYSE”) or the Nasdaq Stock Market LLC (“Nasdaq”), and additional stock may not be approved for listing on NYSE or Nasdaq, following the closing of the potential business combination Because World View has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than which you paid for them If, following the potential business combination, securities or industry analysts do not publish or cease publishing reports about the combined company, its business, or its market, or if they change their recommendations regarding the combined company’s securities adversely, the price and trading volume of the combined company’s securities could decline Risks Related to the Proposed Business Combination The benefits of the potential business combination may not be realized to the extent currently anticipated by LEO and World View, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees The costs related to the potential business combination could be significantly higher than currently anticipated The consummation of the potential business combination is expected to be subject to a number of conditions and, if those conditions are not satisfied or waived, any definitive agreement relating to the potential business combination may be terminated in accordance with its terms and the potential business combination may not be completed LEO directors and officers may have interests in the potential business combination different from the interests of LEO, World View or their respective stockholders The potential business combination will result in changes to the board of directors of World View that may affect the strategy of the combined company Because the combined company will become a publicly traded company by virtue of mergers in connection with the potential business combination as opposed to an underwritten initial public offering, there are no underwriters involved in the process, which could result in less diligence being conducted on the Target than in an underwritten initial public offering The ability of LEO’s shareholders to exercise redemption rights with respect to a large number of outstanding LEO Class A ordinary shares could increase the probability that the potential business combination would not occur

01 02 03 04 05 EXECUTIVE SUMMARY REMOTE SENSING MARKET OPPORTUNITY WORLD VIEW BUSINESS OVERVIEW TRANSACTION SUMMARY APPENDIX | TABLE OF CONTENTS

EXECUTIVE SUMMARY |

STRATOSPHERIC EXPLORATION



*Source: https://worldview.box.com/s/rt1abhhfg31rt96d3qqwmih6h8rmx35l (password: **WVStrat0craft!2023**)*

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NEW PERSPECTIVES High-resolution data sets collected and station keeping from the stratosphere Actual footage from World View Stratocraft WE EXIST TO INSPIRE, CREATE AND EXPLORE NEW PERSPECTIVES FOR A RADICALLY IMPROVED FUTURE RADICALLY IMPROVED FUTURE Imagery and data delivered to better inform customers, with the goal of saving lives and averting disasters REMOTE SENSING | WHY WE EXIST

FILLING A CRITICAL GAP IN THE REMOTE SENSING ECOSYSTEM RESOLUTION 5x higher resolution than traditional satellite imagery STATION KEEPING Demonstrated ability to maintain 40km radius for 10 days DURATION Demonstrated ability to provide 45 days of continuous flight CONFIGURABILITY Patented system that allows for various use cases VERSATILITY Industry-leading size, weight and power that can fly multiple sensors WHAT WE DO Note:Statistics based on currently operated sensor packages / payloads and may change as a result of future mission requirements |

115+ STRATOSPHERIC FLIGHT OPERATIONS More than 115 completed stratospheric flight operations 1, including flights with 4,700kg and 10,000kg payloads DEMONSTRATED RECORD OF ACCOMPLISHMENTS IN THE STRATOSPHERIC BALLOONING INDUSTRY | VETTED AND TRUSTED STRATOSPHERIC OPERATOR Select current and past customers include NASA, NOAA, certain U.S. Department of Defense units, U.S. Air Force, Sierra Nevada Corporation and many others 1 Completed flight operations represent flight operations that were not aborted STRATOSPHERIC EXPERTISE

| BUSINESS COMBINATION OVERVIEW TRANSACTION STRUCTURE Business combination between World View and Leo Holdings Corp. II (NYSE: LHC), a publicly listed SPAC with ~$47 million cash in trust1 World View conducts stratospheric flight operations to provide high-quality remote sensing information for domestic (U.S.) and international use cases and customers Transaction is expected to close in Q2 2023 VALUATION Pro forma enterprise value of ~$358 million1 implies a highly attractive discount relative to peers Valuation represents a ~9.8x Total Enterprise Value / CY2025E Adj. EBITDA multiple PRO FORMA CAPITAL STRUCTURE Existing World View shareholders are rolling 100% of their equity in the transaction Post-business combination, World View is targeting to have up to ~$90 million in cash proceeds1 to fund its forecasted growth and for general corporate purposes PRO FORMA OWNERSHIP1,2 52% Existing World View Shareholders 21% SPAC Sponsors 17% PIPE Shareholders 10% Leo Holdings Public Shareholders 1Assumes no Class A share redemptions in connection with the Business Combination, ~$75 million of target PIPE proceeds are raised, ~$25 million of transaction-related expenses, ~$7.0 million debt repayment (includes estimated principal and accrued interest as of February 28, 2023, totaling ~$5.0 million for the SVB loan and ~$2.0 for the Unsecured Promissory Notes) and that existing World View shareholders roll 100% of their equity into the pro forma entity 2Includes ~23.4 million existing World View rollover equity shares, assumes ~4.6 million LHC Class A Shares not tendered for redemption in connection with the Business Combination, assumes 7.5 million PIPE shares and ~9.4 million SPAC sponsor shares; excludes the impact of ~9.4 million LHC Public Warrants and ~6.7 million LHC Private Warrants

| SUPPORTED BY INDUSTRY ADVISORS Leo and World View have partnered with New Vista Capital (“New Vista”) to leverage its industrial and technical expertise 1 New Vista is a group of aerospace and defense industry experts and executives led by Dennis Muilenburg DISTINCTLY QUALIFIED LEADERSHIP TEAM Leo Holdings Corp. II was founded by senior executives and advisors of Lion Capital and completed its IPO on January 12, 2021 Since 1998, Lion Capital’s principals have invested more than $9 billion in 49 businesses Management team has extensive history of building global consumer brands, many of which compete in the disruptive technology space Management team experience provides a competitive advantage operating successful businesses, with ability to retain expertise in supporting due diligence efforts and portfolio monitoring Since August 2012, World View has become a disruptor in the remote sensing space, providing on-demand, high-resolution and payload-agnostic capacity at attractive price points Management team has a proven track record leading many of the world’s foremost companies across the aerospace and defense, hospitality and sustainability sectors World View has a distinguished advisory board, made up of members that have served at prominent think-tanks, academic institutions and federal agencies II 1 Partnership with New Vista is governed by a non-binding term sheet

KEY INVESTMENT HIGHLIGHTS Established, post-revenue company with strong national security, research and commercial strategic partnerships and memorandums of understanding (“MOUs”) in place 1 Projected near-term revenue visibility and strong potential growth track Demonstrated technology capable of delivering value to large and growing market opportunity 2 Patent-protected technologies and processes Earth-first corporate ethos, including prioritizing stratospheric flight to better understand and protect our planet’s fragile ecosystem Experienced, world-class team of visionaries with deep execution experience and expertise around stratospheric flight and remote sensing services | 1 Relationships under MOU do not provide for committed and/or unconditional work orders or bookings 2 Estimated global total addressable market of ~$23 billion by 2027 with 9.8% CAGR from 2022E to 2027E per Hexa Research Remote Sensing Market (2020) and management estimates; see slide 20 for more information

WORLD VIEW REMOTE SENSING Differentiated stratospheric capabilities that are core to a large and growing market – combination of resolution, persistence, full motion video and multi-payload capacity, at an attractive price point – and complementary to the existing remote sensing infrastructure DEMAND FOR DATA & ANALYTICS Remote Sensing market continues to expand rapidly, driven by high demand for ever-improving data and analytics Use Cases Growing number of use cases across Commercial, Government and National Defense applications Payload Types 1 Expanding payload types, such as EO / IR, SAR, RF, Hyperspectral, plus fusion and data analytics Ongoing Investment Demand further evidenced in expansion of airborne drone systems and LEO constellations IMAGING & ANALYTICS CONTINUUM Stratospheric remote sensing assets fill a gap between airborne and satellite systems; largely unexploited today – opportunity for World View Potential opportunity for strategic partnerships in the continuum UAVs and Drones Satellite Constellations Stratospheric Remote Sensing Resolution Demonstrated 5-7cm GSD (ground sampling distance) has potential to create a multitude of new use cases, particularly over long distances (hundreds of miles) that cannot currently be replicated with UAVs or drones Foundational capabilities demonstrated with 115+ completed 2 stratospheric flight operations; World View is ready to scale operations and expand both dedicated and subscription 3 services CURRENT MARKET NEED WORLD VIEW SOLUTION Persistence Long endurance (demonstrated at 45 days), precise navigation 4 and continuous orbits provide “always there” coverage – a unique attribute of World View compared to UAVs and drones Full-Motion Video Ability to provide FMV over broad coverage areas (not available from space); demonstrated 45 days of endurance for single system provides unique chain-of-custody data / video – crucial for many applications Multi-Payload Capable of deploying multiple payloads on a single system; combined with ease of payload swaps and / or upgrades, without “relaunching” a constellation Cost World View is able to offer these capabilities at a price point significantly below other comparable imagery sources, such as satellites and drones | Note: Statistics and capabilities above are based on currently operated sensor packages / payloads and may change as a result of future mission requirements 1 Payload types defined as follows: EO – Electro-optical, IR – Infrared, SAR – Synthetic Aperture Radar, RF – Radio Frequency 2 Completed flight operations represent flight operations that were not aborted 3 Subscriptions represent an expected future business model 4 Precise navigation when coupled with World View’s Mission Planning and Fleet Planning Systems |

BOARD OF DIRECTORS 2 EXECUTIVE LEADERSHIP TEAM CORE EXECUTION TEAM NEXT-GENERATION CAPABILITIES 1 Ryan Hartman also serves on the Board of Directors 2 Pro forma for the transaction and with two additional directors to be named by Leo and one additional director to be named by World View | Adrian Grenier Chief Earth Advocate Ron Failing VP, Aviation Safety Ashley Smith VP, Human Resources Matteo Genna, PhD President, Remote Sensing Elizabeth Kryst Chief of Staff  VP, Business Operations Ian Thomas, PhD Chief Revenue Officer Ryan M. Hartman 1 President, CEO Sebastian Padilla Chief Engineer Alan Stern, PhD Chief Exploration Officer Greg ‘Ray J‘ Johnson Chief Test Pilot Jesse Boles VP, Space Tourism Sameer Gandhi General Partner, Accel Deepak Kamra Managing Partner, Canaan Charlie Precourt Former Chief Astronaut for NASA; Head of Technical Oversight Committee

REMOTE SENSING MARKET OPPORTUNITY |

REMOTE SENSING OPPORTUNITY Disruptive information gathering platform: dedicated tasking for high-quality imaging for commercial and government customers World-class team experienced in evolving from platform to data services business Mature, robust, scalable infrastructure Large addressable market opportunity 1 Business model designed for attractive economics Patent-protected altitude control for dynamic navigation, provides for persistent coverage over high-value assets Long-duration flights (demonstrated ability to provide 45 days of continuous flight) Launch from areas with minimal-to-no infrastructure Multi-domain payloads Retrievable and reusable More affordable versus offerings from satellites, drones and other comparable imagery providers Balloon rendering is computer generated Actual footage from World View Stratocraft | Note: Statistics and capabilities above are based on currently operated sensor packages / payloads and may change as a result of future mission requirements 1 Estimated global total addressable market of ~$23 billion by 2027 with 9.8% CAGR from 2022E to 2027E per Hexa Research Remote Sensing Market (2020) and management estimates; see slide 20 for more information WHY WORLD VIEW?

LEO Satellite GEO Satellite AREA OF INTEREST Stratollite® UAV / Drone WORLD VIEW FILLS A KEY GAP IN THE REMOTE SENSING MARKET High-resolution LEO satellites can provide daily imaging of areas of interest (generally one image per day) Some operators offer 30cm to 50cm imaging more frequently than one image per day UAVs and drones can provide persistent coverage of areas of interest, assuming ability to launch nearby, for a few hours (on average) World View has demonstrated 45 days of persistent imaging over areas of interest with 5-7cm GSD (ground sampling distance) versus 30cm from satellites – continuous imaging per day and full-motion video World View also provides infrared imaging (limited availability on satellites) and is currently developing radar imaging technology World View supplements satellite and UAV / drone services to enhance the space imaging and analytics continuum |

$2.5B Agriculture Large and growing market for the space imaging and analytics continuum driven by continued demand for data and analytics, increasing use cases and advancements in technology World View supplements existing technologies and enhances the space imaging and analytics continuum REMOTE SENSING ESTIMATED MARKET OPPORTUNITY ~$23B 2027E GLOBAL REMOTE SENSING MARKET 1 2020E – 2027E CAGR: 9.8% 1 $3.7B Energy & Power $6.7B Weather Monitoring $2.7B Other Commercial 2 $7.2B Defense & National Security | 1 Estimated global total addressable market of ~$23 billion by 2027 with 9.8% CAGR from 2022E to 2027E per Hexa Research Remote Sensing Market (2020) and management estimates 2 Other commercial includes media & entertainment, financial services, transportation and utilities

WORLD VIEW BUSINESS OVERVIEW |

Potential Customers: industries and consumers of remote sensing products in finite areas and snapshot-in-time or area of interest Delivery Approach: pre-defined flight paths where accumulated demand exists; imagery gathered and processed in “edge” ground terminal Pricing: price per image to be determined based on tasking time, delivery speed, amount of analytics and coverage area Potential Customers: departments of defense, intelligence community agencies and large enterprise customers who have a need for station keeping or long linear infrastructure inspection Delivery Approach: customer-defined area of interest; World View determines launch location to meet customer need Pricing: priced per flight, per week, or per month of service SUBSCRIPTIONS 1 DEDICATED FLIGHTS ANTICIPATED REMOTE SENSING BUSINESS MODEL | 1 Subscriptions represent an expected future business model

A SINGLE ARCHITECTURE Analytics-Based Actions Imagery Raw + Meta Data IOIOIOIOIOIOI DESIGNED FOR A VARIETY OF POTENTIAL USE CASES | Smart Cities Mining Industry Maritime Surveillance Border & Immigration Control Electric Utilities Oil & Gas Construction Communications Ports & Waterways Wild-Fire Monitoring Disaster Management Transportation National Security Note: ExxonMobil is the end-customer of the contract with Scepter Air; Ameren, Infleqtion and Maxar represent customer relationships under MOU, which do not provide for committed and/or unconditional work orders or bookings

POWER LINE MONITORING Monitoring very long distances of transmission lines using EO and dual-band IR (short-wave and mid-wave) to provide: Line sag measurement Foliage encroachment monitoring Hot spot alerting Construction / maintenance monitoring MINE MONITORING NATIONAL SECURITY Monitoring open pit mines using EO and dual-band IR (short-wave and mid-wave) to provide: Material movement calculations Tailings measurements and predictions Vehicle monitoring and counting Construction / maintenance monitoring Monitoring assets using EO, and dual-band IR (short-wave and mid-wave) to provide: Asset movement within infrastructure Accounting of assets Vehicle monitoring and counting Construction / maintenance monitoring USE CASE EXAMPLES | Note: Images above reflect actual imagery/data collected by World View in support of their respective use cases

90% 25% 55% MARKET PENETRATION MARKET EXPANSION - ACCESS TO ADDITIONAL MARKETS 2022 1 2027 6 2026 5 2025 4 2024 3 2023 2 BUSINESS TO BE SCALED BY ADDING MARKETS AND DRIVING PENETRATION Go-to- Market Efforts Focused on Maximizing Market Share Maturity of Locations & Market Penetration Expansion to New Markets (Copy Working Model) | YEAR REGIONS OF OPERATION 1 1 Market expansion rate across regions of operations is illustrative only to show overall planned geographic expansion strategy and may deviate from the annual rate shown due to various factors, including change in management’s expansion strategy and unforeseen delays or challenges

PARTNER KEY DETAILS 5-year strategic agreement with annual minimum flight purchase 1 Joint approach for customer engagement / product offerings (several already in work) Teaming agreement for co-development of products / services On-contract for U.K. MoD flight Combined product offering and solution sets in support of both companies’ defense and commercial customers Joint operational development for strategic asset monitoring and mesh network communications in conjunction with Ameren’s current Unmanned Aerial Systems (“UAS”) fleet  Agreement to fly Infleqtion payloads and partner to pursue joint mission solutions in support of DoD / MoD customers AGREEMENTS AND MOUs WITH STRATEGIC PARTNERS | 1 Strategic partnership agreement with SNC includes a requirement for an annual commitment for flight purchases. The 2023 minimum is $5M spend on flight purchases, and future year flight commitments have not yet been determined or agreed 2 None of these MOUs provide for committed and/or unconditional work orders or bookings unless otherwise specified, and several of these MOUs do not provide for binding obligations unless and until definitive documentation is entered STRATEGIC PARTNERSHIP MEMORANDUMS OF UNDERSTANDING (MOUs) 2

Background image and balloon rendering are computer generated

SUMMARY FINANCIAL PROJECTIONS

FORECAST ASSUMPTIONS

- Remote sensing revenue includes both dedicated flight revenue and subscription revenue
- **Dedicated flight revenue** includes both domestic and international customers across federal civilian, defense and counterterrorism agencies and commercial customers
  - Includes follow-on revenue from existing customers plus revenue from new pipeline opportunities[2]
- **2023E** includes $7.6M of backlog[2]

ANNUAL REVENUE[1]

Revenue figures represent millions of dollars


2022A – 2025E Revenue CAGR: ~207%
Dedicated Projects
Subscription
$89
$11
$44
$3
$79
$17
$41
$3
2022A
2023E
2024E
2025E

	2022A	2023E	2024E	2025E
# of Flights	4	15	34	65
Adj. EBITDA[3]		**($11.6M)**	**$3.6M**	**$36.5M**

1 While operating cash flow is often realized throughout the mission life, GAAP revenue recognition requires completion of flight milestones; projected revenue subject to timing differences resulting from changes to projected flight calendar
2 Represents an unaudited figure. Backlog is based on contracts and purchase orders, excluding any customer options for future services that have not yet been exercised. Contracts typically include termination rights that may be exercised by customers upon advanced notice and payment of a specified termination fee. Backlog may not be indicative of future revenue and operating results, and orders and flights in our backlog may be cancelled, modified or otherwise altered by customers. We can provide no assurance as to the revenue and profitability of our contracts reflected in backlog
3 Adj. EBITDA means net income before interest, taxes, depreciation, amortization and stock-based compensation. A reconciliation of projected Adj. EBITDA to GAAP net income is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. In particular, the measures and effects of stock-based compensation expense specific to equity compensation awards and valuations of certain convertible securities are directly impacted by the timing of employee stock transactions and unpredictable fluctuations in our equity valuations, which we expect to have a significant impact on our future GAAP financial results

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WORLD VIEW TECHNOLOGY & INTELLECTUAL PROPERTY Patent-protected system design, dynamic navigation control and landing sequence create barriers to entry BARRIERS TO ENTRY | All-inclusive patents for both remote sensing and space tourism missions ALL-INCLUSIVE PATENTS Proven stratospheric balloon technology – 115+ completed flight operations 1 over 10 years EXPERIENCED OPERATIONS Robust research & development function with $100+ million invested into World View since inception R&D INVESTMENT 1 Completed flight operations represent flight operations that were not aborted

WORLD VIEW IS A PREMIER REMOTE SENSING COMPANY | Large and growing remote sensing market opportunity Proven and demonstrated technology with 115+ completed stratospheric flight operations 1 Patent-protected technologies and processes, providing attractive barriers to entry Projected near-term revenue visibility based on backlog assumptions supported by strategic partnerships and MOUs with customers spanning national security, research and commercial markets Experienced management team with deep execution experience and stratospheric flight expertise 1 Completed flight operations represent flight operations that were not aborted

TRANSACTION SUMMARY |

| DETAILED TRANSACTION OVERVIEW SOURCES Cash in Trust 1 $47 Target PIPE Proceeds 75 Existing World View Shareholders Equity Rollover 234 Total Sources $356 USES Existing World View Shareholders Equity Rollover $234 Repayment of Existing World View Debt1 7 Estimated Fees & Expenses 25 Cash to Balance Sheet 1 90 Total Uses $356 PRO FORMA VALUATION Pro Forma Shares Outstanding1, 2 44.80 Assumed Share Price $10.00 Pro Forma Equity Value $448 Less: Cash Proceeds (90) Plus: Pro Forma Debt - Pro Forma Enterprise Value $358 Pro forma enterprise value of up to $358 million1, representing ~9.8x 2025E Adj. EBITDA of ~$36 million Transaction is expected to generate up to ~$90 million of cash to balance sheet, which includes targeted proceeds of up to $75 million of PIPE and ~$47 million cash in trust, less ~$7 million in outstanding debt repayment1 Existing World View Shareholders are rolling 100% of their existing equity TRANSACTION ASSUMPTIONS ILLUSTRATIVE PRO FORMA OWNERSHIP1,2 1Assumes no Class A share redemptions in connection with the Business Combination, ~$75 million of target PIPE proceeds are raised, ~$25 million of transaction-related expenses, ~$7.0 million debt repayment (includes estimated principal and accrued interest as of February 28, 2023, totaling ~$5.0 million for the SVB loan and ~$2.0 for the Unsecured Promissory Notes) and that existing World View shareholders roll 100% of their equity into the pro forma entity 2Includes ~23.4 million existing World View rollover equity shares, assumes ~4.6 million LHC Class A Shares not tendered for redemption in connection with the Business Combination, assumes 7.5 million PIPE shares and ~9.4 million SPAC sponsor shares; excludes the impact of ~9.4 million LHC Public Warrants and ~6.7 million LHC Private Warrants

10% 13% 20% 23% 25% 20% 41% | ILLUSTRATIVE COMPARABLE COMPANIES KEY METRICS REVENUE CAGR AND ADJ. EBITDA MARGIN TOTAL ENTERPRISE VALUE / CY2025E ADJ. EBITDA 2 CY2025E Adj. EBITDA Margin CY2023E – CY2025E Revenue CAGR Median: 20% 1 Source: Management estimates, Wall Street research and FactSet as of 1/31/2023 Note: Financial estimates are calendarized to year-end 12/31 1 Reflects 2023E-2024E Revenue CAGR and 2024E EBITDA margin estimates due to lack of available 2025E estimates 2 Assumes World View pro forma enterprise value of $358M

Appendix |

FUTURE APPLICATIONS FOR WORLD VIEW TECHNOLOGY

SPACE TOURISM

- World View's stratospheric technology enables differentiated space tourism
- Expected 6–8-hour journeys, starting at $50,000/seat
- Unique global spaceports at Grand Canyon, Great Barrier Reef, Northern Norway, Serengeti
- Demand validated with 1,200+ ticket presales



RESEARCH & EDUCATION

- Leverage World View's Remote Sensing and Space Tourism businesses for long-duration atmospheric research
- Collect / disseminate weather and chemistry data
- Support long-term space exploration industry research via chartered pressurized-capsule flights
- Sell flight solutions and access to a flying lab for academic research and experimentation


NOAA
GOES
NASA

ANALYTICS EXPANSION

- Apply World View's analytics capabilities to the broader geospatial market
- Execute analytics for unique World View use cases using alternative imagery sources (UAVs, satellites, other stratospheric solutions)
- Develop and deploy additional collection platforms



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LEO HOLDINGS CORP. II

- LHC, a special purpose acquisition company ("SPAC"), holds ~$47 million cash in trust [1] and was founded by senior members of, and advisors to, Lion Capital
- Lyndon Lea and Robert Darwent (founders of Lion Capital), have worked alongside Ed Forst in developing a distinctive and successful investment approach across the private equity value chain
- LHC seeks to capitalize on the experience and capabilities of Lion's management team, as well as the broad expertise of its board of directors, to consummate a successful business combination and drive continued growth for the pro forma entity

EXECUTIVE TEAM



Ed Forst
Chairman & Director

Cushman & Wakefield
Harvard University
Goldman Sachs
Yale University



Lyndon Lea
President, CEO & Director

AllSaints
Hicks Muse
Goldman Sachs
Schroders



Robert Darwent
CFO & Director

Digital Media Solutions
Hicks Muse
Morgan Stanley
Loungers

BOARD OF DIRECTORS



Naveen Agarwal
Director

E*TRADE
pricelock
Prudential
SUNGARD



Lori Bush
Director

Johnson & Johnson
NU SKIN
RODAN+FIELDS
viveve



Mark Masinter
Director

OPEN Realty Advisors
Retail & Restaurant Growth Capital
RH Restoration Hardware



Mary Minnick
Director

Coca-Cola
HEINEKEN
TARGET
WhiteWave

1 *Reflects Class A shares not tendered for redemption in connection with Leo's extension meeting and assumes no Class A share redemptions in connection with the Business Combination*

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